August 22, 2006

Mail Stop 4561

Ms. Christine A. Griffin
President, Chief Executive Officer, and Chief Financial Officer
United Mortgage Trust
1702 N. Collins Boulevard, Suite 100
Richardson, TX 75080

Re: United Mortgage Trust
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File Number: 000-32409

Dear Ms. Griffin:

      We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Don Walker
           Senior Assistant Chief Accountant